June 21, 2013

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated June 10, 2013 File No. 002-69494 Form 10-K for Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Definitive Proxy Statement on Schedule 14A Filed April 30, 2013

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated June 10, 2013 (the “Letter”). We are in the process of finalizing our responses to Comments 1-9 with our independent audit firm and outside legal counsel. We have already contacted the Staff directly and will be speaking again next week regarding specific comments.

Sincerely, /s/ Jan E. Dulman Jan Dulman Chief Financial Officer

cc: Van Krikorian

      John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler